Exhibit 99.2

MERUS LABS INTERNATIONAL INC.
100 Wellington Street West, #2110
Toronto, Ontario M5K 1H1
Telephone: (416) 593-3725

NOTICE OF ANNUAL GENERAL MEETING

TO THE SHAREHOLDERS OF MERUS LABS INTERNATIONAL INC.:

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of the holders (the ”Shareholders”) of common shares of Merus Labs International Inc. (the ”Company”) will be held at 181 Bay Street, Suite 4400, Toronto, Ontario M5J 2T3 on March 30, 2016, at 10:00 a.m. (Toronto time) for the following purposes:

1.	to receive the Company’s audited financial statements for the fiscal year ended September 30, 2015 and the accompanying report of the auditors;
2.	to set the number of directors of the Company at seven;
3.	to elect Barry Fishman, David D. Guebert, Robert S. Pollock, Michael Cloutier, Theresa Firestone, Robert Bloch and Timothy G. Sorensen as directors of the Company to hold office until the next annual meeting of the Company, or until such time as their successors are duly elected or appointed in accordance with the Company’s constating documents;
4.	to appoint MNP LLP, Chartered Accountants, as the auditors of the Company for the fiscal year ending September 30, 2016 and to authorize the board of directors of the Company to fix the remuneration of the auditors for the fiscal year ending September 30, 2016;
5.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed February 24, 2016 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare, 3rd Floor, 510 Burrard Street Vancouver, British Columbia, V6C 3B9, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your securities on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Toronto, Ontario, this 26th day of February, 2016.

By Order of the Board of Directors of

Merus Labs International Inc.

“Barry Fishman”
Barry Fishman
Chief Executive Officer

and Director